SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 2)*

UNITED AMERICAN HEALTHCARE CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

90934C105

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90934C105	13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Morey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 230,941
6. SHARED VOTING POWER 431,255
7. SOLE DISPOSITIVE POWER 230,941
8. SHARED DISPOSITIVE POWER 431,255

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,196
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Percentage based on 7,475,235 shares outstanding as reported in United American Healthcare Corporation’s Form 10-Q for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on January 26, 2006.

CUSIP No. 90934C105	13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maura Morey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 431,255
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 431,255

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,255
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Percentage based on 7,475,235 shares outstanding as reported in United American Healthcare Corporation’s Form 10-Q for the period ended December 31, 2005, as filed with the Securities and Exchange Commission on January 26, 2006.

CUSIP No. 90934C105	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

United American Healthcare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 River Place, Suite 4950 Detroit, MI 48207

Item 2(a).	Name of Person Filing:

This Schedule is being filed jointly by Robert W. Morey and Maura Morey (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Reporting Persons’ address is: 1660 Tiburon Blvd., Suite E Tiburon, CA 94920

Item 2(c).	Citizenship:

Robert W. Morey – United States Maura Morey – United States

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

90934C105

Item 3.	Not applicable.

CUSIP No. 90934C105	13G/A	Page 5 of 7 Pages

Item 4.	Ownership.

The Reporting Persons beneficially own an aggregate of 662,196 shares of Common Stock consisting of: (i) 227,241 shares held by Robert W. Morey; (ii) 2,800 shares held by Robert W. Morey as custodian for his grandchild, Amberley Morey, and 900 shares held by Robert W. Morey as custodian for his grandchild, Elizabeth Grace Morey; (iii) 12,000 shares held by the Reporting Persons as joint tenants and as to which the Reporting Persons share voting and dispositive power; and (iv) 419,255 shares held in the RW Morey Defined Pension Trust for which the Reporting Persons serve as co-trustees and as to which the Reporting Persons share voting and dispositive power.

For Robert W. Morey:

(a) Amount beneficially owned: 662,196 shares of Common Stock

(b) Percent of class: 8.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 230,941

(ii) Shared power to vote or to direct the vote: 431,255

(iii) Sole power to dispose or to direct the disposition of: 230,941

(iii) Shared power to dispose or to direct the disposition of: 431,255

For Maura Morey:

(a) Amount beneficially owned: 431,255 shares of Common Stock

(b) Percent of class: 5.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(iv) Shared power to vote or to direct the vote: 431,255

(iii) Sole power to dispose or to direct the disposition of: 0

(v) Shared power to dispose or to direct the disposition of: 431,255

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 90934C105	13G/A	Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 90934C105	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2006
Date

/s/ ROBERT W. MOREY
Robert W. Morey

/s/ MAURA MOREY
Maura Morey